UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Name of Issuer

Title of Class of Securities

CUSIP Number

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

Item 1. Issuer

(a)	Name of issuer:
(b)	Address of issuer's principal executive offices:

Item 2. Reporting Person(s)

(a) Name	(b) Address	(c) Citizenship
(d)	Title of Class of Securities:
(e)	CUSIP Number:

Item 3. Category of Reporting Person if Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c)

Not applicable

Item 4. Ownership

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: